Via EDGAR, U.S. Mail and Facsimile to (202) 772-9369

October 30, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-1010

Attention:	Mr. Ryan Rohn Division of Corporation Finance Mail Stop 7010

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year ended November 24, 2006 (“2006 Form 10-K”)
Filed February 6, 2007
Form 10-Q for the Quarterly Period Ended February 23, 2007 (February 2007 Form 10-Q)
Filed April 4, 2007
File No. 001-14965

Dear Mr. Rohn:

We are in receipt of the letter, dated September 20, 2007, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. from the staff of the Securities and Exchange Commission (the “staff”), regarding our 2006 Form 10-K and February 2007 Form 10-Q. We appreciate the staff’s careful review of our 2006 Form 10-K and February 2007 Form 10-Q. For your convenience, we have included the staff’s comments below and have keyed our responses accordingly.

Form 10-K for the Fiscal Year ended November 24, 2006

General

1.

We note from the disclosures on pages 8 and 24 that you may have interests in what are commonly referred to as “subprime” residential mortgages. Although there may be differing definitions of subprime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

  A rate above prime to borrowers who do not qualify for prime rate loans;
  Borrowers with low credit ratings (FICO scores);
  Interest-only or negative amortizing loans;
  Unconventionally high initial loan-to-value ratios;
  Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
  Borrowers with less than conventional documentation of their income and/or net assets;
  Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
  Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.
Based on your current public disclosures, it is possible that more clarity about your exposure to subprime loans could be helpful. Regardless of the materiality of your exposure, we respectfully request that you provide us with supplemental information about your involvement in sub-prime loans.

Preface your response by how you specifically define your subprime loans in practice. However, we ask that you consider the above definition, in general, as part of your response. In other words, we request that the information you provide be based, more or less, on the above definition. Where it does not, please provide specific guidance. Also, we may ask for information which may be difficult for you to provide on a timely basis. Please consider alternative information that may address the concern, at least in part, but which can be readily provided.

Please provide us with a comprehensive analysis of your exposure to subprime residential loans. In particular:

  Provide us with your risk management philosophy as it specifically relates to subprime loans. Please address:

    Your origination policies;
    The purchase and securitization of loans.
    Investments in subprime mortgage-backed securities and;
    Loans, commitments and investments in subprime lenders

  Quantify your portfolio of subprime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for subprime definition (i.e., subject to payment increase, high LTV ratio, interest only, negative amortizing).

  Quantify the following regarding subprime residential mortgages. Explain how you define each category:

    Non-performing loans.
    Non-accrual loans.
    The allowance for loan losses, and;
    The most recent provision for loan losses.

  Quantify the principal amount and nature of any retained securitized interest in subprime residential mortgages.

  Quantify your investments in any securities backed by subprime mortgages.

  Quantify the current delinquencies in retained securitized subprime residential mortgages.

  Quantify any write-offs/impairments related to retained interests in subprime residential mortgages.

  Please address all involvement with special purpose entities and variable interest entities and quantify the subprime exposure related to such entities regardless of whether they are consolidated for the purpose of generally accepted accounting principles.

  Quantify and describe any and all potential repurchase commitments you have regarding subprime residential mortgages.

  Quantify and describe any loans to, commitments in, or investments in subprime lenders. Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

  Quantify your revenues from involvement in subprime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Where we have asked you to quantify amounts as of a point in time, please do so as of the end of your last full fiscal year and as of the most recent date practicable. Where we have asked you to quantify amounts for a period, please provide this for the last three full fiscal years and any more recent period if practicable. If you believe that you have provided any of the information requested in public filings, please direct us to such disclosures.

The above list is not intended to be all encompassing. To the extent that you are aware of other asset quality or performance information, or other factors that provide material information about your involvement with subprime residential mortgage loans, please provide that information as well.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in subprime lending, is remote, please explain. If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement.

If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

Response:

With respect to sub-prime residential mortgages, we thought it would be helpful if we provided the following overview of our mortgage business and our specific activities with respect to the sub-prime category. We further note that we agree with the definition of what constitutes a sub-prime residential loan that you provided in your letter and will use that definition throughout the following discussion.

Goldman Sachs securitizes, underwrites and makes markets in mortgage loans and securities, and we trade in them for our clients and ourselves. Our activities are in commercial and residential mortgages, including prime, sub-prime and other non-traditional mortgage products. We have historically not originated residential mortgages, although we have recently acquired a very small originator and are contemplating expanding that operation in the future.

Although our mortgage activities are an important business for Goldman Sachs, they do not represent a material percentage of our revenues. In each of the fiscal years ending November 2005 and 2006 and for the nine months ending August 2007, net revenues from our overall mortgage business were less than 3% of our total net revenues, roughly half of which was contributed by sub-prime activities.

Similarly, in each of the years ending November 2005 and 2006 and for the nine months ending August 2007, our long balance sheet exposure to all sub-prime mortgage products was less than 2% of our total assets. This exposure includes retained interests in securitized sub-prime residential mortgages, securities backed by sub-prime mortgages, sub-prime exposures related to special purpose entities and loans or commitments to, and investments in, sub-prime lenders.

It is important to note however that we are active traders of mortgage loans and securities and, as with any of the financial instruments we trade, at any point in time we may choose to take a directional view of the market and will express that view through the use of mortgage loans, securities and derivatives. Therefore, although we did have a small long balance sheet exposure to sub-prime securities in the past three years, our net risk position was either long or short depending on our then-existing view of the market. For example, during most of 2007 we maintained a net short sub-prime position with the use of derivatives and therefore stood to benefit from declining prices in the mortgage market. For this reason, we believe that disclosure of the long side of our mortgage balance sheet would be potentially misleading to the readers of our financial statements.

Finally, it is also important to note that, as a broker-dealer, we mark our financial instruments, including our mortgage loans, to fair value. Therefore, we do not have an allowance for loan losses, provisions for loan losses, asset write-offs or impairments.

Note 6 Contingencies, page 143

2.

As more fully discussed in Item 3, Legal Proceedings on pages 30 to 42 of your filing, we note that you are involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of your business. We note your conclusion that the results of these proceedings, in the aggregate, may be material to your operating results for any particular period depending in part upon the operating results for such period. We have the following comments regarding your disclosures.

  For each of the legal matters disclosed, please disclose the amount accrued pursuant to paragraph 8 of SFAS 5. Refer to paragraph 9 of SFAS 5.

  As indicated in paragraph 10, if an exposure to loss exists in excess of amounts accrued pursuant to the provisions of paragraph 8, disclosure of the contingency is necessary where there is at least a reasonable possibility that a loss or additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. In this regard, we note your global statement that “Given the inherent difficulty of predicting the outcome of the firm’s litigation and regulatory material, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.” Given the number of proceedings identified on pages 30 to 42 and the length of time some of those proceedings have been in process, it is unclear to us why the firm does not have the ability to provide the quantitative disclosures required by [paragraph] 10 of SFAS 5 for at least some of the proceedings.

Response:

We note your request to disclose the amount accrued, pursuant to paragraph 8 of SFAS 5, for each legal matter disclosed. Paragraph 9 of SFAS 5 requires “disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.” [Emphasis added] Given that our aggregate accrual for all outstanding legal proceedings is not material (less than 2% of total equity, as of November 2006), we do not believe disclosure of individual amounts accrued is necessary to prevent our financial statements from being misleading.

In response to your request in the second bullet, we are unable to estimate our possible loss or range of loss, individually or in the aggregate, for cases where there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The staff previously requested similar disclosure in its letter dated June 23, 2004, regarding our Form 10-K for the fiscal year ended November 28, 2003 and Form 10-Q for the quarter ended February 27, 2004. Question 22 of that letter requested that we “disclose (our) estimate of possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss may have been incurred…". In responding to that request, we agreed to include (and have included) the following disclosure in subsequent filings:

“Given the inherent difficulty of predicting the outcome of our litigation matters, particularly in cases in which claimants seek substantial or indeterminate damages, we cannot estimate losses or ranges of losses for cases where there is only a reasonable possibility that a loss may have been incurred.”

Form 10-Q for the Quarterly Period ended February 23, 2007

Note 2. Significant Accounting Policies, page 7

3.

We note that you adopted SFAS 157 and SFAS 159 as of the beginning of 2007. Please tell us the consideration given to providing all the disclosures required by paragraph 15, 18 and 19 of SFAS 159 or confirm that you will provide those disclosures in future filings.

Response:

With respect to paragraph 15 of SFAS 159, we identified assets and liabilities measured at fair value pursuant to SFAS 159 within Note 3, Financial Instruments; Note 4, Unsecured Short-Term Borrowings; and Note 5, Unsecured Long-Term Borrowings. We will present parenthetical fair value disclosures in our August 2007 Condensed Consolidated Statement of Financial Position included in our third quarter 2007 Form 10-Q and in subsequent filings.

Regarding the disclosures required by paragraphs 18 and 19 of SFAS 159, we believe the disclosures in our February 2007 Form 10-Q comply with many of the requirements in paragraphs 18 and 19, but note that some of the requirements specified in paragraphs 18 and 19 were either not applicable to Goldman Sachs or were not material. For certain criteria in paragraphs 18 and 19, where we did not comply with the requirements, we will include such disclosures in our third quarter 2007 Form 10-Q and in subsequent filings. We describe our response in more detail below:

18.	As of each date for which a statement of financial position is presented, entities shall disclose the following:

a.	Management’s reasons for electing a fair value option for each eligible item or group of similar eligible items

Disclosed in Note 2, Significant Accounting Policies (p. 18), in our February 2007 Form 10-Q, where we state that “the primary reasons for electing the fair value option were mitigating volatility in earnings from using different measurement attributes, simplification and cost-benefit considerations.”

b.	If the fair value option is elected for some but not all eligible items within a group of similar eligible items:
(1)	A description of those similar items and the reasons for partial election

Disclosed in Note 2, Significant Accounting Policies (p. 12), in our February 2007 Form 10-Q, where we identify the application of the fair value option to certain types of securities borrowed and loaned and other secured financings. With respect to securities borrowed and loaned transactions that are measured at fair value we state that “the firm’s remaining securities borrowed and loan transactions, which are related to the firm’s financing and matched book activities, are recorded at fair value as allowed by SFAS No. 159.” We also state that, with respect to other secured financings, “SFAS 159 has been adopted for those financings for which the use of fair value would eliminate volatility in earnings from using different measurement attributes, primarily transfers accounted for as financings under SFAS No. 140 and debt raised through the firm’s Williams Street program.”

(2)	Information to enable users to understand how the group of similar items relates to individual line items on the statement of financial position

Addressed by the parenthetical presentation we will make pursuant to paragraph 15 of SFAS 159.

c.	For each line item in the statement of financial position that includes an item or items for which the fair value option has been elected:

(1)	Information to enable users to understand how each line item in the statement of financial position relates to major categories of assets and liabilities presented in accordance with Statement 157’s fair value disclosure requirements

Addressed in Note 3, Financial Instruments (pp. 20 & 21), in our February 2007 Form 10-Q, when considered with the parenthetical presentation we will make pursuant to paragraph 15 of SFAS 159.

(2)	The aggregate carrying amount of items included in each line item in the statement of financial position that are not eligible for the fair value option, if any

Not applicable, as our financial instruments recognized at fair value pursuant to SFAS 159 are classified with ‘eligible’ financial instruments within our statement of financial position.

d.	The difference between the aggregate fair value and the aggregate unpaid principal balance of:
(1)	Loans and long-term receivables (other than securities subject to Statement 115) that have contractual principal amounts and for which the fair value option has been elected
(2)	Long-term debt instruments that have contractual principal amounts and for which the fair value option has been elected

Disclosed in Note 3, Financial Instruments (p. 24), in our May 2007 Form 10-Q, where we state that “as of May 2007, the difference between the fair value and the aggregate contractual principal amount of both long-term receivables and long-term debt instruments (principal and non-principal protected) for which the fair value option was elected was not material.”

e.	For loans held as assets for which the fair value option has been elected:
(1)	The aggregate fair value of loans that are 90 days or more past due
(2)	If the entity’s policy is to recognize interest income separately from other changes in fair value, the aggregate fair value of loans in nonaccrual status
(3)	The difference between the aggregate fair value and the aggregate unpaid principal balance for loans that are 90 days or more past due, in nonaccrual status, or both

Not applicable, as Goldman Sachs recognizes its loan receivables at fair value under other applicable generally accepted accounting principles.

f.

For investments that would have been accounted for under the equity method if the entity had not chosen to apply the fair value option, the information required by paragraph 20 of APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (excluding the disclosures in paragraphs 20(a)(3), 20(b), and 20(e) of that Opinion).

When considering the disclosures required by paragraph 18(f) of SFAS 159 (and paragraph 20 of APB 18), we looked to the preamble in paragraph 20 of APB 18 which states that “the significance of an investment to the investor’s financial position and results of operations should be considered in evaluating the extent of disclosures of the financial position and results of operations of an investee.” The aggregate carrying value of our equity method investees is not material to our overall financial position nor is the aggregate net income or loss of our equity method investees material to our results of operations. In assessing materiality, we aggregated those equity method investments where we did not elect the fair value option with investments recognized at fair value, pursuant to SFAS 159, that would otherwise be accounted for under the equity method of accounting. At each of the years ending November 2005, 2006 and the nine months ending August 2007, the aggregate carrying value of our equity method investees was less than one half of one percent of our total assets.

19.	For each period for which an income statement is presented, entities shall disclose the following about items for which the fair value option has been elected:

a.

For each line item in the statement of financial position, the amounts of gains and losses from fair value changes included in earnings during the period and in which line in the income statement those gains and losses are reported (This Statement does not preclude an entity from meeting this requirement by disclosing amounts of gains and losses that include amounts of gains and losses for other items measured at fair value, such as items required to be measured at fair value.)

Disclosed in Note 3, Financial Instruments (p. 23), in our February 2007 Form 10-Q.

b.

A description of how interest and dividends are measured and where they are reported in the income statement (This Statement does not address the methods used for recognizing and measuring the amount of dividend income, interest income, and interest expense for items for which the fair value option has been elected.)

In Note 3, Financial Instruments (p. 23, footnote 2), in our February 2007 Form 10-Q, with respect to total gains and losses included in earnings during the three months ended February 2007 related to financial assets and liabilities for which the firm has elected the fair value option, we state “substantially all is reported in Trading and principal investments in the condensed consolidated statements of earnings.” We clarified this disclosure in our August 2007 Form 10-Q (Note 3, Financial Instruments, p. 25) by stating that the amounts reported within Trading and principal investments “exclude contractual interest which is included in “lnterest Income” and “Interest Expense,” for all instruments other than hybrid financial instruments.”

c.	For loans and other receivables held as assets:
(1)	The estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk
(2)	How the gains or losses attributable to changes in instrument-specific credit risk were determined

d.	For liabilities with fair values that have been significantly affected during the reporting period by changes in the instrument-specific credit risk:
(1)	The estimated amount of gains and losses from fair value changes included in earnings that are attributable to changes in the instrument specific credit risk
(2)	Qualitative information about the reasons for those changes
(3)	How the gains and losses attributable to changes in instrument-specific credit risk were determined.

Disclosed in Note 3, Financial Instruments (p. 24), in our May 2007 Form 10-Q, where we state that “as of May 2007, the changes in the fair value of both receivables (including securities borrowed and resale agreements) and liabilities for which the fair value option was elected that were attributable to changes in instrument-specific credit spreads were not material.” We note that the changes in fair value of our liabilities attributable to changes in our own credit spread were material in our third quarter ending August 2007. We included the following disclosure in our third quarter 2007 Form 10-Q (Note 3, p. 25) and will include such disclosure in subsequent filings, where applicable: “During the three and nine months ended August 2007, the firm recognized gains of $270 million and $269 million, respectively, attributable to the observable impact of the market’s widening in the firm’s own credit spread on liabilities for which the fair value option was elected. The firm calculates the impact of its own credit on liabilities carried at fair value by discounting future cash flows at a rate which incorporates the firm’s observable credit spreads.”

*  *  *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith Sarah E. Smith Principal Accounting Officer

cc:	Terence O’Brien (Securities and Exchange Commission) David A. Viniar, Chief Financial Officer (The Goldman Sachs Group, Inc.)